Exhibit 99.98

REGISTERED HOLDERS OF STARPOINT SECURITIES WHO HOLD LESS THAN 827 STARPOINT UNITS OR WOULD HOLD LESS THAN 827 STARPOINT UNITS UPON THE EXERCISE OF STARPOINT EXCHANGEABLE SHARES HELD BY SUCH HOLDER AND WHO WISH TO RECEIVE DELIVERY OF THE TRISTAR COMMON SHARES AND TRISTAR ARRANGEMENT WARRANTS ISSUED TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT MUST SUBMIT THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED ON OR BEFORE 4:30 (CALGARY TIME) ON DECEMBER 30, 2005.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING, STARPOINT ENERGY TRUST, STARPOINT ENERGY LTD., ACCLAIM ENERGY TRUST, ACCLAIM ENERGY INC., CANETIC RESOURCES TRUST, TRISTAR OIL & GAS LTD., TRISTAR FINANCE LTD., 1198330 ALBERTA LTD., THE UNITHOLDERS OF STARPOINT ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF STARPOINT ENERGY LTD., THE UNITHOLDERS OF ACCLAIM ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF ACCLAIM ENERGY INC. AND THE SHAREHOLDERS OF TRISTAR FINANCE LTD.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC.  IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR SECURITYHOLDERS OF STARPOINT ENERGY TRUST AND STARPOINT ENERGY LTD.

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	STARPOINT ENERGY TRUST
AND TO:	STARPOINT ENERGY LTD.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders (“StarPoint Unitholders”) of trust units (“StarPoint Units”) of StarPoint Energy Trust (“StarPoint”) and holders of class A exchangeable shares (“StarPoint Exchangeable Shares”) of StarPoint Energy Ltd. (“SEL”) in connection with the proposed arrangement (“Arrangement”) involving StarPoint, SEL, Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”), Canetic Resources Trust (“Canetic Trust”), TriStar Oil & Gas Ltd. (“TriStar”), TriStar Finance Ltd. (“TriStar Finance”), the holders of StarPoint Units, the holders of StarPoint Exchangeable Shares, the holders of trust units of Acclaim, the holders of exchangeable shares of AEI and the holders of common shares and performance shares of TriStar Finance pursuant to an Arrangement Agreement dated as of November 17, 2005, the full text of which is set out in the Joint Information Circular and Proxy Statement (the “Information Circular”) of StarPoint and Acclaim dated November 18, 2005.  StarPoint Unitholders and StarPoint Exchangeable Shareholders are collectively referred to as “StarPoint Securityholders” and StarPoint Units and StarPoint Exchangeable Shares are collectively referred to as “StarPoint Securities” in this Letter of Transmittal.

Pursuant to the Arrangement, StarPoint Unitholders will receive for each StarPoint Unit held: (i) 1.0000 trust unit (“Canetic Unit”) of Canetic Trust; (ii) 0.1000 of a common share (“TriStar Common Share”) of TriStar; and (iii) 0.0210 of a warrant (“TriStar Arrangement Warrant”) of TriStar.  Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following the Effective Date of the Arrangement into one TriStar Common Share at an exercise price equal to $2.75.

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.

Securityholders will not receive Canetic Units, TriStar Common Shares or TriStar Arrangement Warrants, as applicable, or distributions on the Canetic Units after the Effective Date until they submit the certificates for their StarPoint Securities or StarPoint Securities, as the case may be, to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing StarPoint Securities or StarPoint Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Canetic Units (and any distributions thereon), TriStar Common Shares or TriStar Arrangement Warrants.

A StarPoint Securityholder will not be able to exercise or sell TriStar Arrangement Warrants until it receives the TriStar Arrangement Warrant Certificates in respect thereof.  The TriStar Arrangement Warrants will expire 30 days following the completion of the Arrangement.  Failure to deposit a duly completed Letter of Transmittal together with the certificates representing your StarPoint Units and/or StarPoint Exchangeable Shares, as the case may be, in a timely fashion may result in the expiration of the TriStar Arrangement Warrants.  A holder of TriStar Arrangement Warrants that does not exercise the same in accordance with the requirements of the TriStar Arrangement Warrants will lose all rights to acquire TriStar Common Shares upon exercise thereof.

Securityholders whose StarPoint Units or StarPoint Exchangeable Shares, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their StarPoint Units and/or StarPoint Exchangeable Shares, as applicable.

The undersigned delivers to you the enclosed certificate(s) representing StarPoint Units and/or StarPoint Exchangeable Shares to be exchanged for certificate(s) representing Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF STARPOINT SECURITIES DEPOSITED

Certificate Number(s)	Type of Security Deposited	Names in which StarPoint Units or StarPoint Exchangeable Shares are Registered	Number of StarPoint Units or StarPoint Exchangeable Shares Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐

Some or all of my StarPoint certificates have been lost, stolen or destroyed. Please review item 9 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

ODD LOT ELECTION

A StarPoint Securityholder will be considered to be a StarPoint Odd Lot Holder if the holder is a StarPoint Unitholder who holds less than 827 StarPoint Units or a StarPoint Exchangeable Shareholder who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holder were exchanged for StarPoint Units.

Subject to the election described below, StarPoint Odd Lot Holders will not receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement.  Instead, the TriStar Common Shares or TriStar Arrangement Warrants otherwise required to be delivered to each such holder will be sold on the TSX, or such other exchange on which the TriStar Common Shares and TriStar Arrangement Warrants are listed, by the Designated Broker within five Business Days following the date that the certificate for the StarPoint Securities or StarPoint Securities, as applicable, held by such holder is surrendered to the Depositary with this Letter of Transmittal and the sale proceeds will be forwarded to such holder.  As a result, StarPoint Odd Lot Holders will receive a cash payment instead of TriStar Common Shares and TriStar Arrangement Warrants.

Registered StarPoint Securityholders who are StarPoint Odd Lot Holders may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by completing the following election and submitting the this Letter of Transmittal, along with the StarPoint Securities to the Depositary by no later than 4:30 (Calgary time) on December 30, 2005.  Only registered StarPoint Securityholders and StarPoint Securityholders may make the election.  Persons who are beneficial owners of StarPoint Securities or StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the StarPoint Securities or StarPoint Securities, as applicable, to the Depositary by no later than December 30, 2005.

NOT AVAILABLE TO UNREGISTERED STARPOINT ODD-LOT HOLDERS

☐

Pursuant to the Arrangement, the undersigned registered Odd Lot Holder of StarPoint Securities hereby elects to receive delivery of the TriStar Comon Shares and TriStar Arrangement Warrants issued to the undersigned pursuant to the Arrangement.

Where no election is made or where the election is not properly made by 4:30 p.m. (Calgary time) on December 30, 2005, you will be deemed to have not made an election and as a result, on completion of the Arrangement, if you are a StarPoint Odd Lot Holder you will receive the proceeds received by the Designated Broker from the resale of TriStar Common Shares or TriStar Arrangement Warrants issuable to you, based on the average price obtained by the Designated Broker for all of the TriStar Common Shares and TriStar Arrangement Warrants that were transferred to the Designated Broker for sale at the same time that your TriStar Common Shares and TriStar Arrangement Warrants were transferred to the Designated Broker

RESIDENCY DECLARATION

Pursuant to the Arrangement, 3/20ths of the TriStar Common Shares otherwise required to be delivered to Non-Residents will be pooled and sold by the Designated Broker and the Sale Proceeds thereof will be remitted by StarPoint or StarPoint, as the case may be, to the Canada Revenue Agency on behalf of each Non-Resident.

In order to receive the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants to which you are entitled pursuant to the Arrangement you must complete the following Declaration:

The undersigned certifies that the undersigned:		*

A Non-Resident is a person who is not a resident of Canada for the purposes of the Income Tax Act (Canada), or a partnership that is not a Canadian Partnership for the purposes of the Income Tax Act (Canada).

☐	is not a Non-Resident.*

☐	is a Non-Resident.*

AUTHORIZATION

The undersigned:

1.                                      represents and warrants that the undersigned is the legal owner of the above listed StarPoint Units and/or StarPoint Exchangeable Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2.                                      acknowledges receipt of the Joint Information Circular and Proxy Statement of StarPoint and Acclaim dated November 18, 2005;

3.                                      directs the Depositary to issue or cause to be issued the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants (provided they have not expired) to which the undersigned is entitled on completion of the Arrangement in the name indicated below and, subject to the right to deliver cash in lieu of TriStar Common Shares and TriStar Arrangement Warrants pursuant to the Arrangement in respect of StarPoint Odd Lot Holders, to send the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants (provided they have not expired) to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page;

4.                                      covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing StarPoint Units and/or StarPoint Exchangeable Shares for certificate(s) representing Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants;

5.                                      acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

6.                                      by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any StarPoint Units and/or StarPoint Exchangeable Shares deposited pursuant to the Arrangement will be determined by SEL in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on SEL, StarPoint, Acclaim, AEI, TriStar, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

7.                                      acknowledges and agrees that if it is a StarPoint Odd Lot Holder and does not properly make the election referred to above, it will not receive the TriStar Common Shares and TriStar Arrangement Warrants distributed to it pursuant to the Arrangement and that StarPoint will deliver the TriStar Common Shares and TriStar Arrangement Warrants otherwise required to be delivered to it to the Designated Broker for resale and

8.                                      acknowledges and agrees that pursuant to the Arrangement, StarPoint and Acclaim will retain 3/20ths of the TriStar Common Shares otherwise required to be delivered to Non-Residents and shall to remit to the Canada Revenue Agency on behalf of each Non-Resident, the cash value of the TriStar Common Shares withheld on account of this obligation under Part XIII.2 of the Tax Act.

Unless otherwise indicated under “Special Registration Instructions” or “Special Delivery Instructions” on the next page (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants as the case may be, should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on StarPoint’s or SEL’s register).  If the Arrangement is not completed and the Arrangement Agreement is terminated or StarPoint and SEL terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A	BOX B
SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2)	(See Instruction 2)

To be completed only if the certificate(s) for the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants are NOT to be issued in the name of the undersigned.

To be completed only if the certificate(s) for the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of	In the Name of
(please print)	(please print)

Address:	Address:

(include postal or zip code)	(include postal or zip code)

BOX C

HOLD FOR PICK-UP

☐           Check here if the certificate(s) for the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

STARPOINT SECURITYHOLDER SIGNATURE(S)

Signature guaranteed by (if required under items 3	Dated:	, 2005
and 4 of the instructions):

Authorized Signature of Guarantor	Signature of StarPoint Securityholder or Authorized Representative
(see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of StarPoint Securityholder

Address of Guarantor (please print or type)

Telephone Number of StarPoint Securityholder

Facsimile Number of StarPoint Securityholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of StarPoint Securityholder
(please print or type)

Name of Authorized Representative, if applicable (please print or type)

BOX D

SUBSTITUTE FORM W-9

To be completed by U.S. StarPoint Securityholders only (see Instruction 11)

Under penalties of perjury, I certify that:

1.                                      The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.                                      I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the United States Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item two above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of StarPoint Securityholder)	(Date)

(Social Security Number or
Taxpayer Identification Number)

NOTE:       FAILURE TO COMPLETE THIS BOX OR TO PROVIDE STARPOINT OR DEPOSITARY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE ARRANGEMENT.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future.  I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

(Signature of StarPoint Securityholder)	(Date)

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the StarPoint Units and/or StarPoint Exchangeable Shares and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

(b)                                 The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing StarPoint Units and/or StarPoint Exchangeable Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received.  It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained.  However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained.  StarPoint Securityholders whose StarPoint Units and/or StarPoint Exchangeable Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their StarPoint Units.

2.                                      Special Registration and Delivery Instructions

The boxes entitled “Special Registration Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificates for the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature.  See also Instruction 4 “Guarantee of Signatures” below.

3.                                      Signatures

This Letter of Transmittal must be completed and signed by the holder of StarPoint Units and/or StarPoint Exchangeable Shares, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)                                 If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the StarPoint Units or if certificate(s) representing Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants are to be issued to a person other than the registered holder(s):

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the StarPoint Units, and/or StarPoint Exchangeable Shares if certificate(s) representing Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of StarPoint Unitholders and StarPoint Exchangeable Shareholders maintained by the transfer agent of StarPoint and SEL, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.                                      Election for Registered Odd Lot Holders

Registered StarPoint Securityholders and StarPoint Securityholders who are StarPoint Odd Lot Holders may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by completing the election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the StarPoint Securities or StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 30, 2005. Only registered StarPoint Securityholders may make such an election.  Persons who are beneficial owners of StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 30, 2005.

7.                                      Non-Residents

Pursuant to the Arrangement, 3/20ths of the TriStar Common Shares otherwise required to be delivered to Non-Residents will be pooled and sold by the Designated Broker and the sale proceeds thereof will be remitted by StarPoint or Acclaim, as the case may be, to the Canada Revenue Agency on behalf of each Non-Resident.  All StarPoint Securityholders are required to complete the residency declaration to receive the Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants pursuant to the Arrangement.

8.                                      Miscellaneous

(a)                                 If the space on this Letter of Transmittal is insufficient to list all certificates for StarPoint Units, additional certificate numbers and the number of StarPoint Units and/or StarPoint Exchangeable Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If StarPoint Units and/or StarPoint Exchangeable Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be accepted.  All depositing StarPoint Unitholders and/or StarPoint Exchangeable Shares by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)                                 The holder of the StarPoint Units and/or StarPoint Exchangeable Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)                                  Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary or the Information Agent at either of its offices at the addresses listed on the back page of this document.

9.                                      Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

10.                               Information Agent

StarPoint and Acclaim have retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy and Letters of Transmittal.  If you have any questions about the information contained in the Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Kingsdale at: 1-866-639-8089 or the address indicated on the last page of this Letter or Transmittal.

11.          Substitute Form W-9

Each U.S. StarPoint Securityholder is required to provide the Depository with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided in Box D, and to certify whether such StarPoint Securityholder is subject to backup withholding of U.S. federal income tax.  If a U.S. StarPoint Securityholder has been notified by the Internal Revenue Service that such StarPoint Securityholder is subject to backup withholding, such StarPoint Securityholder must cross out item two of the Substitute Form W-9, unless such StarPoint Securityholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding.  Failure to provide the information in the Substitute Form W-9 may subject a U.S. StarPoint Securityholder to 28% federal income tax withholding on any payment to such StarPoint Securityholder made in connection with the acquisition of such StarPoint Securityholder’s Units and a penalty which may be assessed against such StarPoint Securityholder by the Internal Revenue Service.  If a U.S. StarPoint Securityholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such StarPoint Securityholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number.  If “Applied For” is written in the Substitute Form W-9 and the Depository is not provided with a TIN within 60 days, the Depository will withhold 28% on all payments to such StarPoint Securityholder made in connection with the acquisition of such StarPoint Securityholder’s Units until a TIN is provided to the Depository.

Offices of the Depositary

Inquiries:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free:  1-800-564-6253

E-mail:  corporateactions@computershare.com

By Mail:

Toronto

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON  M5C 3H2

Attention:  Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Computershare Investor Services Inc. 600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Canada Attention: Corporate Action	Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Canada Attention: Corporate Action

Office of the Information Agent

KINGSDALE SHAREHOLDER SERVICES INC.

Toll Free Number in Canada and USA: 1-866-639-8089

Any questions and requests for assistance may be directed by StarPoint Securityholders to the Depositary or the Information Agent at their telephone numbers and locations set out above.